Exhibit 8

Mike Zoi
mzoi@enerfund.com
Tel. 786-553-3444

January 4, 2012

Mr. Tom Snyder
Chairman of the Board of Directors
Ener1, Inc.
1540 Broadway, Suite 40
New York, NY 10036

Subject:	CONFIDENTIAL Proposal to Avoid Chapter 11 Bankruptcy

Dear Mr. Snyder:

As you know, I am both a co-founder of Ener1 and a significant shareholder with approximately 16 million shares of Ener1 stock.  Like others, I have watched with dismay as Ener1 has struggled over the last year.  I am concerned that without immediate action by the Board of Directors, Ener1 will be forced into Chapter 11 Bankruptcy and this is clearly not in the best interests of its unaffiliated shareholders.

I continue to believe in the long term viability and potential of Ener1; therefore, I would ask the board to appoint a special committee and promptly reply with a proposal for my acquisition of an interest in Ener1 that will result in my holding a majority controlling ownership stake for an amount that is fair value to Ener1 and that will provide sufficient financing for Ener1 to avoid being forced to file for Chapter 11 protection.

Working together, we can assure Ener1 a bright future and the opportunity to realize its full value while maintaining the operations, facilities and personnel in Indianapolis.

Best regards,

Mike Zoi